EXHIBIT 2

TRANSCRIPT OF BLOOMBERG TV INTERVIEW

Stephanie Ruhle: The ValueVision proxy fight is heating up. Activist hedge fund the Clinton Group is looking to oust top executives at the struggling home shopping network and replace them with nominees of their own like music titan Tommy Mottola; so will the campaign prove successful in this golden age of activism? Well, let’s ask the man who is leading the charge, Clinton Group President, Greg Taxin. Tommy Mottola getting in the home shopping game? Help me understand.

Greg Taxin: Well, we’ve got a great group of nominees that include Tommy Mottola. Tommy’s got a lot to add to this business as do our other nominees who we think bring particular insight in entertainment, you know live events, commerce and web-based and television-based commerce and we think it would be great.

Stephanie Ruhle: Why, you think the key is sort of Home Shopping Network style? Bring in celebrity brands, have them sell their own wares? I’m going to say when I see IMAN on Home Shopping Network, I’m interested.

Greg Taxin: Right. So that’s exactly right. What HSN and QVC have done so expertly is to develop proprietary brands that are unique to their channels and it causes viewers to come back and back again and be loyal and be interested, and when you mix it with interesting personalities and live events, you have the formula for lots of viewership and lots of commerce, and what ValueVision has failed to do over time is develop these sorts of propriety brands. So we think having somebody like Tommy Mottola involved and others can help to attract personalities and celebrities that will lead to interesting products and interesting brands that will lead to viewership.

Stephanie Ruhle: And in order to do this you need to kick out current management?

Greg Taxin: Well, our view is that the current management team has been there for 5 years, a little more than 5 years. They’ve had a shot at growing proprietary brands and growing the business and they failed to do so effectively, so our fear is in order to really bring this business to the next level, you can’t rely on the current team. You’ve got to get a new team in there who has the vision and ambition, and by the way, willingness to work hard, to get the business to the next level. This team by the way, 12 members of the senior management team of this company live at least 900 miles away from the company and they fly in on Mondays and leave on Thursdays and Fridays. They’re not working full-time, 5 days a week at this struggling company.

Stephanie Ruhle: And you think Tommy Mottola would?

Greg Taxin: Well Tommy’s got a lot of energy for this. He’s going to be a director if he gets elected and his job will be to oversee those managers.

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Erik Schatzker: Greg, you’re a very well-spoken guy and it makes me wonder how important are presentation skills in this golden age of activism. I think for example of Dan Loeb and some of his presentations verbal and written –

Stephanie Ruhle: Extraordinarily witty.

Erik Schatzker: Of course Bill Ackman is perhaps the master of the game. Do you need to be able to put together a killer 42 page deck and, you know, a super persuasive 5 minute video in order to be able to make your case at this point in time?

Greg Taxin: Well, we think it’s pretty important and as you pointed out we’ve done a 42 page deck, exactly 42 pages in this instance, and we did a video, a 5 minute video with our nominees. Look, part of what we’re trying to do is to convince our fellow shareholders that they should vote for change and voting for change is never comfortable and, you know, to get them there we want to lay out the case in as clear a way as possible and in this case we used video because we thought our nominees show so well and have so much to say and so much to contribute, let’s get them out there in 3 dimensions, in color -

Stephanie Ruhle: All right, I love the argument. Where do you stand? So you made the video, you got the 42 page pitch. What happened?

Greg Taxin: Well, the meeting is June 18 so you know we’ll know on June 18th.

Erik Schatzker: It’s 3 weeks.

Greg Taxin: It’s 3 weeks away. We expect you know ISS and Glass Lewis to come out soon with recommendations but really you know it’s up to shareholders you know to make their own judgment about what’s the best for the future.

Erik Schatzker: So when you look at the institutional shareholding in ValueVision, how important is that to the way that you make your presentation and what you believe ultimately will be the response?

Greg Taxin: Well, let me first say the institutions that are in ValueVision are good looking, attractive, smart, wonderful people. Umm, no, we definitely look at them. We’re interested to know whether they are willing to change, how wedded to management they are, you know are they willing to entertain conversations about the future of this company, and we think at ValueVision and the other places where we’ve been involved, you’ve got an investor base that’s focused on creating value for their own investors and partners and are open to change.

Erik Schatzker: I mean you have some investors here who are…who do take fiduciary responsibility pretty seriously. BlackRock has a whole team dedicated to it separate from its money managers. Royce certainly does that, but not everybody. You can’t count on Vanguard.

Greg Taxin: We love everybody. We think they’re all great. Actually Vanguard does a great job. Glenn Booraerm and his team are really on top of proxy voting. They carefully assess these

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issues. We have no concern that really anybody on the list won’t at least hear our argument and you know increasingly, even these very staid institutional investor types are open to anything that can help create value. It’s one of the reasons why I think incumbent directors are so fearful these days of someone having an opinion because they know that people with opinions can persuade shareholders.

Stephanie Ruhle: But if you’re an incumbent director, at this point shouldn’t you wake up? The days of simply being a white haired homeboy of the CEO who can go to a boondoggle and a golfing outing are officially over. If activist investors aren’t going to go out, we are.

Greg Taxin: Right. I certainly think that’s the case, but you know the first rule of being a director is self-preservation apparently, and what we see over –

Stephanie Ruhle: That’s revolting. That’s seriously revolting

Greg Taxin: People say that to me all the time, not usually about things I say, but it is true. I mean we find directors who think first and foremost about how do I stay on this job, how do I stay on this board.

Stephanie Ruhle: Because it’s such a racket?

Greg Taxin: Well, I’m not casting aspersions here, but on the ValueVision board, the chairman makes $417,000 a year.

Stephanie Ruhle: And how much does he or she have to work?

Greg Taxin: 80 percent of it’s in cash—75 or 80 percent of it’s in cash you know –

Stephanie Ruhle: So how much does he or she have to work?

Greg Taxin: Serving as a nonexecutive chairman, this isn’t a fulltime position.

Stephanie Ruhle: But help me understand. What’s the job? For 400 grand, what exactly is the job function? What are the hours?

Greg Taxin: Well I don’t know what the hours are exactly.

Stephanie Ruhle: Just to give us an idea.

Greg Taxin: I think last year there were 20 or 30 official board meetings, and I’m sure there’s check-ins every week or month or whatever but it’s not a full-time gig. I know there are lots of intelligent, smart, hardworking people who will work full-time for $400,000. I count myself among them. You know, we also have a management team there as I mentioned where some members are making over a million dollars and flying in Monday afternoon and leaving Thursday on the 2 o’clock Delta plane, and, you know, you sort of have to wonder as shareholders, you know I’ve never met a great business or seen a great business where the

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management team is strewn to the wind you know flying in, you know, occasionally to kind of tough it out in the office for a couple of days and then going back home.

Stephanie Ruhle: You got to be in it to win it.

Greg Taxin: It’s just not the way to build a successful great enterprise.

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